Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

（A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2021

The board (the “Board”) of directors (the “Directors”) of Li Auto Inc. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company for the six months ended June 30, 2021 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2020. These interim results have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) and have been reviewed by the audit committee (the “Audit Committee”) of the Board. The unaudited condensed consolidated financial statements for the six months ended June 30, 2021 were reviewed by the Audit Committee and PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,
	2020	2021	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues	2,798,913	8,614,153	207.8%
Gross profit	327,991	1,569,513	378.5%
Loss from operations	(410,443)	(943,626)	129.9%
Loss before income tax	(166,648)	(536,267)	221.8%
Net loss	(152,275)	(595,456)	291.0%
Comprehensive loss attributable to the ordinary shareholders of the Company	(581,184)	(794,041)	36.6%
Non-GAAP Financial Measures:
Non-GAAP loss from operations	(410,443)	(590,307)	43.8%
Non-GAAP net loss	(412,594)	(242,137)	(41.3)%

Non-GAAP Financial Measures

The Company uses Non-GAAP financial measures, such as Non-GAAP loss from operations and Non-GAAP net loss, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants and derivative liabilities, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Six Months Ended,
	2020	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Loss from operations	(410,443)	(943,626)
Shared-based compensation expenses	–	353,319

Non-GAAP loss from operations	(410,443)	(590,307)

Net loss	(152,275)	(595,456)
Shared-based compensation expenses	–	353,319
Changes in fair value of warrants and derivative liabilities	(260,319)	–

Non-GAAP net loss	(412,594)	(242,137)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2021, we achieved strong financial and operating performance reflecting the undeniable strength and appeal of our Li ONE. Total deliveries of Li ONEs during the period reached 30,154 vehicles, representing a 217.4% year-over-year increase despite the impact of the COVID-19 pandemic and the supply chain shortage. Our total revenues amounted to RMB8.61 billion, representing a 207.8% year-over-year increase, demonstrating Li ONE’s highly competitive product features and our high operational efficiency. During the reporting period, we remained dedicated to serving the mobility needs of families in China by continually optimizing our products and services, expanding our direct sales and servicing network, and investing in autonomous driving and intelligent vehicle technologies while always prioritizing user safety and experience.

Product

On May 25, 2021, we released the 2021 Li ONE equipped with navigation on ADAS (NOA) as a standard configuration. The 2021 Li ONE features comprehensive upgrades, including an enhanced NEDC range of 1,080 kilometers, optimized mobility comfort, and more intelligent cockpit, bringing premium features to our users at an MSRP of RMB338,000 (approximately US$52,000). The 2021 Li ONE aims to be a smart electric vehicle bringing happiness to all families it serves: a powerful extended-range electric powertrain that enables more pleasant road trips, ADAS in a standard configuration to facilitate safe travel for everyone, and a spacious smart interior layout that enhances comfort for every passenger in the car.

We began deliveries of the 2021 Li ONE on June 1, 2021. It has received rave reviews and strong user endorsement for its outstanding product features and performance, which contributed to our total deliveries of 30,154 vehicles in the first half of 2021.

Direct Sales and Servicing Network

Through our own direct sales and servicing network and a data-driven, closed-loop digital platform, we manage all user interactions from sales leads to test drives to purchases and even to user reviews, which enables us to significantly reduce user acquisition costs, and continually improve operating efficiency.

In the first half of 2021, we accelerated the pace of expansion for our direct sales and serving network, to broaden and deepen city coverage to address increasing demand from prospective users across China, and prepare ourselves for the new model launches in 2022 and beyond. In addition, we continued to strengthen our digitalized system to integrate and connect all stages of the vehicle sales and servicing process to achieve higher efficiency in sales and marketing.

As of June 30, 2021, we had 97 retail stores covering 64 cities and 167 servicing centers and Li Auto-authorized body and paint shops operating in 127 cities.

Research and Development

On May 1, 2021, our new research and development center in Shanghai, China started its operation. Our Beijing and Shanghai teams are developing electric vehicle technologies, such as next-generation powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms.

During the first half of 2021, one of our key research and development efforts was developing our X platform that succeeds the existing EREV platform for Li ONE and is equipped with our next-generation EREV powertrain system. We have also invested in the HPC BEV technologies, which we believe will deliver faster, cheaper, and more accessible charging experience. Furthermore, we continued to invest significantly in our proprietary autonomous driving and intelligent vehicle technologies.

Recent Developments After the Reporting Period

In July 2021, we delivered 8,589 Li ONEs, representing a 251.3% increase from July 2020. Li ONE topped the sales charts in the large SUV and new energy SUV categories in July, according to new car insurance registration data reported by China Automotive Technology and Research Center, a testament to our 2021 Li ONE’s strong popularity and highly competitive product features.

As of July 31, 2021, we had 109 retail stores covering 67 cities, in addition to 176 servicing centers and Li Auto-authorized body and paint shops operating in 134 cities.

In July 2021, we signed a memorandum of understanding with a local company for collaboration in a reconstruction and expansion project of an automobile manufacturing plant in Shunyi District, Beijing, China.

On August 12, 2021 (the “Listing Date”), we successfully achieved dual primary listing (the “Listing”) of our Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) under the stock code “2015,” with net proceeds of HK$11.6 billion after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, assuming no exercise of the option to purchase additional Class A ordinary shares.

On August 27, 2021, we signed an investment agreement with a wholly-owned subsidiary of Xinchen China Power Holdings Limited relating to the formation of a company to be held in the majority by us in Mianyang, Sichuan Province, China, to develop and manufacture a next generation range extension system for us.

Business Outlook

Looking ahead to the second half of 2021, in the wake of ongoing semiconductor supply chain volatilities, we will continue to collaborate closely with our supply chain partners to minimize the impact on our production. To provide families with safe and convenient products and services that enhance their happiness, we will continue to develop new EREV and BEV models and innovate in-vehicle intelligence and autonomous driving, while expanding to broader regions across China and pursuing operational excellence and cost improvement.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues
Vehicle sales	2,760,242	8,366,968
Other sales and services	38,671	247,185
Total revenues	2,798,913	8,614,153
Cost of sales
Vehicle sales	(2,425,439)	(6,867,603)
Other sales and services	(45,483)	(177,036)
Total cost of sales	(2,470,922)	(7,044,640)
Gross profit	327,991	1,569,513
Research and development expenses	(391,130)	(1,167,938)
Selling, general and administrative expenses	(347,304)	(1,345,201)
Total operating expenses	(738,434)	(2,513,139)
Loss from operations	(410,443)	(943,626)
Other (expense)/income:
Interest expense	(40,931)	(34,323)
Interest income and investment income, net	15,363	410,994
Changes in fair value of warrants and derivative liabilities	260,319	–
Others, net	9,044	30,688
Loss before income tax expense	(166,648)	(536,267)
Income tax	–	(59,189)
Net loss from continuing operations	(166,648)	(595,456)
Net income from discontinued operations, net of tax	14,373	–
Net loss	(152,275)	(595,456)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of tax	(2,302)	(198,585)
Total other comprehensive loss, net of tax	(2,302)	(198,585)
Total comprehensive loss, net of tax
Accretion on convertible redeemable preferred shares to redemption value	(530,573)	–
Effect of exchange rate changes on convertible redeemable preferred shares	103,966	–
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(581,184)	(794,041)

Revenues

Total revenues were RMB8.61 billion for the six months ended June 30, 2021, representing an increase of 207.8% from RMB2.80 billion for the six months ended June 30, 2020.

Vehicle sales were RMB8.37 billion for the six months ended June 30, 2021, representing an increase of 203.1% from RMB2.76 billion for the six months ended June 30, 2020. This increase was primarily attributable to a 217.4% increase in vehicle deliveries from 9,500 vehicles in the first half year of 2020 to 30,154 vehicles in the same period of 2021.

Other sales and services were RMB247.2 million for the six months ended June 30, 2021, representing an increase of 539.2% from RMB38.7 million for the six months ended June 30, 2020. This increase was primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

Cost of Sales

Cost of sales were RMB7.04 billion for the six months ended June 30, 2021, representing an increase of 185.1% from RMB2.47 billion for the six months ended June 30, 2020. This increase was mainly due to the increase of vehicle deliveries as described above.

Gross Profit and Gross Margin

Our gross profit was RMB1.57 billion for the six months ended June 30, 2021, representing an increase of 378.5% from RMB328.0 million for the six months ended June 30, 2020. The increase in gross margin from 11.7% for the six months ended June 30, 2020 to 18.2% for the six months ended June 30, 2021 was mainly driven by the increase of vehicle margin over the first half year of 2020.

Our vehicle margin increased from 12.1% for the six months ended June 30, 2020 to 17.9% for the six months ended June 30, 2021 driven by the lower unit manufacturing overhead cost with the increase of vehicle deliveries in the first half year of 2021 and the decrease in cost of raw materials.

Research and Development Expenses

Research and development expenses were RMB1.17 billion for the six months ended June 30, 2021, representing an increase of 198.6% from RMB391.1 million for the six months ended June 30, 2020. This increase was primarily attributable to (i) increased share-based compensation expenses derived from incremental share options granted with higher fair value in January 2021 while no share-based compensation expenses were recognized for stock options with service conditions and a performance condition related to our IPO in the first half year of 2020, (ii) increased research and development activities for the Company’s next vehicle models, and (iii) increased headcount.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were RMB1.35 billion for the six months ended June 30, 2021, representing an increase of 287.3% from RMB347.3 million for the six months ended June 30, 2020. This increase was primarily attributable to (i) increased marketing and promotional activities, (ii) increased share-based compensation expenses, and (iii) increased headcount and rental expenses with the expansion of our distribution network.

Loss from Operations

As a result of the foregoing, loss from operations increased by 129.9% from RMB410.4 million for the six months ended June 30, 2020 to RMB943.6 million for the six months ended June 30, 2021.

Interest Income and Investment Income, Net

Interest income and investment income, net was RMB411.0 million for the six months ended June 30, 2021, representing an increase of 2,568.8% from RMB15.4 million for the six months ended June 30, 2020, primarily attributable to a significant expansion in the scale of our investment in wealth management products.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB260.3 million fair value gain of warrants and derivative liabilities for the six months ended June 30, 2020, and these warrants and derivative liabilities were expired or exercised upon the completion of the initial public offering in the United States in July 2020.

Net Loss

As a result of the foregoing, net loss was RMB595.5 million for the six months ended June 30, 2021, representing an increase of 291.0% from RMB152.3 million for the six months ended June 30, 2020.

Liquidity and Source of Funding and Borrowing

During the six months ended June 30, 2021, we funded our cash requirements principally through the issuance of convertible debt and cash generated from our operations. Our cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 22.3% from RMB29.87 billion as of December 31, 2020 to RMB36.53 billion as of June 30, 2021.

In April 2021, the Company completed the offering of US$862.5 million in aggregate principal amount of its 0.25% convertible senior notes due 2028 (the “Notes”), which included the exercise in full by the initial purchasers in the Notes offering of their option to purchase up to an additional US$112.5 million in aggregate principal amount of the Notes. The Company plans to use the net proceeds from the Notes offering for (i) research and development of new vehicle models, including BEV models, (ii) research and development of leading technologies, and (iii) working capital and other general corporate purposes.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net cash provided by operating activities	388,704	2,333,970
Net cash used in investing activities	(553,523)	(4,110,154)
Net cash (used in)/provided by financing activities	(165,977)	5,533,762
Effects of exchange rate changes on cash and cash equivalents and restricted cash	6,509	(103,039)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(324,287)	3,654,539
Cash, cash equivalents and restricted cash at beginning of the period	1,436,389	10,172,519

Cash, cash equivalents and restricted cash at end of the period	1,112,102	13,827,058

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2021.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2021.

Pledge of Assets

As of June 30, 2021, no property, plant and equipment was pledged.

Future Plans for Material Investments or Capital Asset

We did not have detailed future plans for significant investments or capital assets as at 30 June 2021.

Gearing Ratio

As of June 30, 2021, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 34.3% (as of December 31, 2020: 18.1%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. During the six months ended June 30, 2021, we entered into foreign exchange forwards and options contracts. As of June 30, 2021, the carrying amounts of derivative instrument assets were RMB0.7 million and the carrying amounts of derivative instrument liabilities were RMB1.1 million. These derivative instruments were not qualified for hedge accounting.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2021.

Capital Commitment

As of June 30, 2021, our capital commitment was RMB1.26 billion (as of December 31, 2020: RMB259.2 million), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

As of June 30, 2021, we had a total of 6,596 employees. The following table sets forth the total number of employees by function as of June 30, 2021:

Function	As of June 30, 2021
Research and Development	2,224
Production	1,104
Sales and Marketing	2,963
General and Administrative	305

Total	6,596

We have adopted a post-IPO share option scheme and a share award scheme.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

After the Listing, we have complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), save for the following.

Code provision A.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Xiang Li (“Mr. Li”) performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Class A ordinary shares of the Company (“Class A Ordinary Shares”) were only listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code since the Listing Date up to the date of this announcement.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Zhenyu Jiang, Prof. Xing Xiao, and Mr. Hongqiang Zhao (being our independent non-executive Director with the appropriate professional qualifications) as chair of the audit committee.

The audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and has met with the independent auditor, PricewaterhouseCoopers. The audit committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2021 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange since the Listing Date up to the date of this announcement.

Material Litigation

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2021. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the date of this announcement.

Use of Proceeds from Global Offering

On August 12, 2021, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange. The net proceeds from the global offering were HK$11.6 billion. As of the date of this Results Announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the Prospectus dated August 3, 2021 (the “Prospectus”). To the extent that net proceeds are not immediately used for the intended use, the Company currently intends to place such proceeds in short-term interest bearing instruments, such as short-term bank deposits, short-term and low risk wealth management products or money market instruments with licensed commercial banks or other authorized financial institutions so long as it is deemed to be in the best interests of the Company.

Dividend/Declaration of Interim Dividend and Closure of Register of Members

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2021.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2020	2021
		RMB	RMB	US$
				Note 2(c)
Revenues:
Vehicle sales		2,760,242	8,366,968	1,295,878
Other sales and services		38,671	247,185	38,284

Total revenues	9	2,798,913	8,614,153	1,334,162

Cost of sales:
Vehicle sales		(2,425,439)	(6,867,603)	(1,063,656)
Other sales and services		(45,483)	(177,037)	(27,420)

Total cost of sales		(2,470,922)	(7,044,640)	(1,091,076)

Gross profit		327,991	1,569,513	243,086
Operating expenses:
Research and development	10	(391,130)	(1,167,938)	(180,891)
Selling, general and administrative	11	(347,304)	(1,345,201)	(208,345)

Total operating expenses		(738,434)	(2,513,139)	(389,236)

Loss from operations		(410,443)	(943,626)	(146,150)
Other (expense)/income:
Interest expense		(40,931)	(34,323)	(5,316)
Interest income and investment income, net		15,363	410,994	63,655
Changes in fair value of warrants and derivative liabilities		260,319	–	–
Others, net		9,044	30,688	4,753

Loss before income tax expense		(166,648)	(536,267)	(83,058)
Income tax expense	13	–	(59,189)	(9,167)

Net loss from continuing operations		(166,648)	(595,456)	(92,225)
Net income from discontinued operations, net of tax		14,373	–	–

Net loss		(152,275)	(595,456)	(92,225)

Accretion on convertible redeemable preferred shares to redemption value		(530,573)	–	–
Effect of exchange rate changes on convertible redeemable preferred shares		103,966	–	–

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2020	2021
		RMB	RMB	US$
				Note 2(c)
Net loss attributable to ordinary shareholders of Li Auto Inc.		(578,882)	(595,456)	(92,225)

Including: Net loss from continuing operations attributable to ordinary shareholders		(593,255)	(595,456)	(92,225)
Net income from discontinued operations attributable to ordinary shareholders		14,373	–	–

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	12	255,000,000	1,809,695,350	1,809,695,350

Net (loss)/income per share attributable to ordinary shareholders
Basic and diluted
Continuing operations	12	(2.33)	(0.33)	(0.05)
Discontinued operations	12	0.06	–	–

Net loss per share	12	(2.27)	(0.33)	(0.05)

Net loss		(152,275)	(595,456)	(92,225)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of tax		(2,302)	(198,585)	(30,757)

Total other comprehensive loss, net of tax		(2,302)	(198,585)	(30,757)

Total comprehensive loss, net of tax		(154,577)	(794,041)	(122,982)
Accretion on convertible redeemable preferred shares to redemption value		(530,573)	–	–
Effect of exchange rate changes on convertible redeemable preferred shares		103,966	–	–

Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.		(581,184)	(794,041)	(122,982)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2020	2021
		RMB	RMB	US$
				Note 2(c)
Assets
Current assets:
Cash and cash equivalents		8,938,341	12,095,920	1,873,419
Restricted cash		1,234,178	1,731,138	268,119
Time deposits and short-term investments		19,701,382	22,700,436	3,515,850
Trade receivable	3	115,549	119,477	18,505
Inventories	4	1,048,004	1,136,785	176,066
Prepayments and other current assets	5	353,655	601,029	93,088

Total current assets		31,391,109	38,384,785	5,945,047

Non-current assets:
Long-term investments		162,853	148,620	23,018
Property, plant and equipment, net		2,478,687	2,735,392	423,658
Operating lease right-of-use assets, net		1,277,006	1,559,612	241,553
Intangible assets, net		683,281	693,631	107,430
Deferred tax assets		59,156	59,156	9,162
Other non-current assets		321,184	1,082,891	167,719

Total non-current assets		4,982,167	6,279,302	972,540

Total assets		36,373,276	44,664,087	6,917,587

Liabilities
Current liabilities:
Short-term borrowings		–	425,119	65,843
Trade and notes payable	7	3,160,515	5,153,624	798,195
Amounts due to related parties		19,206	5,568	862
Deferred revenue, current		271,510	283,156	43,855
Operating lease liabilities, current		210,531	317,097	49,112
Accruals and other current liabilities	6	647,459	1,233,555	191,053

Total current liabilities		4,309,221	7,418,119	1,148,920

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2020	2021
		RMB	RMB	US$
				Note 2(c)
Non-current liabilities:
Long-term borrowings	8	511,638	5,562,062	861,454
Deferred revenue, non-current		135,658	271,718	42,084
Operating and finance lease liabilities, non-current		1,392,136	1,600,532	247,891
Deferred tax liabilities		36,309	95,498	14,791
Other non-current liabilities		184,717	354,490	54,903

Total non-current liabilities		2,260,458	7,884,300	1,221,123

Total liabilities		6,569,679	15,302,419	2,370,043

Total shareholders’ equity		29,803,597	29,361,668	4,547,544

Total liabilities and shareholders’ equity		36,373,276	44,664,087	6,917,587

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
			Note 2(c)
Net cash provided by operating activities	388,704	2,333,970	361,485
Net cash used in investing activities	(553,523)	(4,110,154)	(636,582)
Net cash (used in)/provided by financing activities	(165,977)	5,533,762	857,070
Effects of exchange rate changes on cash and cash equivalents and restricted cash	6,509	(103,039)	(15,958)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(324,287)	3,654,539	566,015
Cash, cash equivalents and restricted cash at beginning of the period	1,436,389	10,172,519	1,575,523

Cash, cash equivalents and restricted cash at end of the period	1,112,102	13,827,058	2,141,538

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1	GENERAL INFORMATION

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People’s Republic of China (the “PRC”).

In preparation for the initial public offering and listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEx”), the Group underwent a reorganization (the “Reorganization”) to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group’s Business. Details of the Group’s Reorganization have been disclosed in the section headed “HISTORY, REORGANIZATION AND CORPORATE STRUCTURE” of the Prospectus.

The Company’s shares have been listed on the HKEx since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2021 is presented in Renminbi and all values are rounded to the nearest thousand (RMB’000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the six months ended June 30, 2021 was approved on August 30, 2021.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The unaudited condensed consolidated financial statements have been prepared on the same basis under the same accounting policies as set out in Accountant’s Report included in the Appendix I of the Prospectus and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2021, results of operations and cash flows for the six months ended June 30, 2020 and 2021. The consolidated balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Interim results of operations are not necessarily indicative of the results, expected for the full fiscal year or any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the Accountant’s Report and related footnotes for the years ended December 31, 2020.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets, the provision for financial assets, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebate, assessment of variable lease payment, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(c)	Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4566, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

(d)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3            TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2020 and June 30, 2021, based on the invoice date and net of provisions, is as follows:

	As of December 31,	As of June 30,
	2020	2021
Within 3 months	10,429	14,574
Between 3 months and 6 months	18,914	1,681
Between 6 months and 1 year	77,903	15,716
More than 1 year	8,303	87,506

Total	115,549	119,477

4            INVENTORIES

Inventories consist of the following:

	As of December 31,	As of June 30,
	2020	2021
Raw materials, work in process and supplies	227,836	576,849
Finished products	820,168	559,936

Total	1,048,004	1,136,785

Raw materials, work in process and supplies as of December 31, 2020 and June 30, 2021 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfill customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5            PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	As of June 30,
	2020	2021
Deductible VAT input	196,021	275,582
Prepayments to vendors	104,271	214,599
Prepaid rental and deposits	30,357	51,097
Loan receivable from Lifan Holdings(1)	8,000	–
Others	15,006	60,605
Less: Allowance for credit losses	–	(854)

Total	353,655	601,029

(1)	Loan receivable from Lifan Holdings was settled against the consideration payables for acquisition of Chongqing Zhizao in April 2021.

6            ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31,	As of June 30,
	2020	2021
Salaries and benefits payable	187,972	231,852
Tax payable	50,088	222,673
Payables for purchase of property, plant and equipment	118,181	191,721
Payables in relation to customers’ purchase costs borne by the Group	–	139,959
Accrued warranty	55,138	94,100
Payables for research and development expenses	35,032	87,624
Payables for logistics expense	43,571	81,260
Deposits from vendors	9,120	23,656
Advance from customers	9,285	10,049
Payables for acquisition of Chongqing Zhizao	79,552	2,000
Foreign exchange forwards and options	–	1,129
Other payables	59,520	147,532

Total	647,459	1,233,555

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7            TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31,	As of June 30,
	2020	2021
Trade payable for raw materials	2,991,538	3,666,155
Notes payable	168,977	1,487,469

Total	3,160,515	5,153,624

An aging analysis of the trade payable as at December 31, 2020 and June 30, 2021, based on the invoice date, is as follows:

	As of December 31,	As of June 30,
	2020	2021
Within 3 months	3,118,840	4,507,953
Between 3 months and 6 months	18,537	586,300
Between 6 months and 1 year	10,676	43,141
More than 1 year	12,462	16,230

Total	3,160,515	5,153,624

The trade payable is non-interest-bearing and are normally settled on 30-90 day terms.

8            LONG-TERM BORROWINGS

Long-term borrowings consist of the following:

		Principal		Interest rate	As of December 31,	As of June 30,
	Maturity date	amount		per annum	2020	2021
Convertible senior notes(1)	May 1, 2028	US$	862,500	0.25%	–	5,461,458
Secured borrowing	December 31, 2022	RMB	94,550	6.1750%	98,717	100,604
Unsecured corporate loan	June 30, 2022	RMB	401,073	6.1750%	412,921	–

Total					511,638	5,562,062

(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,457,984.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The convertible debt may be converted, at an initial conversion rate of 35.2818 ADS per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

Holders of the convertible debt have the rights to require the Company to repurchase all or partial for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as single instruments measured at its amortized cost as long-term borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2021, the convertible debt related interest expense was RMB6,531 (US$1,011). As of June 30, 2021, the principal amount of the convertible debt was RMB5,571,836 and the unamortized debt issuance cost was RMB110,378, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9	REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the six months ended June 30,
	2020	2021
Vehicle sales	2,760,242	8,366,968
Other sales and services	38,671	247,185

Total	2,798,913	8,614,153

Revenue by timing of recognition is analyzed as follows:

	For the six months ended June 30,
	2020	2021
Revenue recognized at a point in time	2,794,246	8,578,671
Revenue recognized over time	4,667	35,482

Total	2,798,913	8,614,153

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Included in revenues from other sales and services are (i) revenue arising from sales of charging stalls and certain services under the Li Plus Membership which are recognized at a point in time when the control of the products and services are transferred to the users; and (ii) revenue arising from vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership are recognized over time throughout the service period.

10	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	For the six months ended June 30,
	2020	2021
Employee compensation	225,065	713,611
Design and development expenses	121,844	346,160
Depreciation and amortization expenses	22,068	24,959
Rental and related expenses	7,238	23,734
Travel expenses	2,851	14,972
Others	12,064	44,502

Total	391,130	1,167,938

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	For the six months ended June 30,
	2020	2021
Marketing and promotional expenses	65,528	540,511
Employee compensation	126,161	485,626
Rental and related expenses	62,732	119,772
Depreciation and amortization expenses	17,585	28,613
Travel expenses	4,296	21,827
Expected credit losses	–	884
Impairment of property, plant and equipment	30,381	–
Others	40,621	147,968

Total	347,304	1,345,201

12	LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2020 and 2021 as follows:

	For the six months ended June 30,
	2020	2021
Numerator:
Net loss	(152,275)	(595,456)
Accretion on convertible redeemable preferred shares to redemption value	(530,573)	–
Effect of exchange rate changes on convertible redeemable preferred shares	103,966	–

Net loss attributable to ordinary shareholders of Li Auto Inc.	(578,882)	(595,456)

Including: Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(593,255)	(595,456)
Net income from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	14,373	–
Net loss attributable to ordinary shareholders of Li Auto Inc.	(578,882)	(595,456)

Denominator:
Weighted average ordinary shares outstanding –basic and diluted	255,000,000	1,809,695,350

Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(2.33)	(0.33)
Basic and diluted net income per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	0.06	–

Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(2.27)	(0.33)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

For the six months ended June 30, 2020 and 2021, the Company had ordinary equivalent shares, including preferred shares, options granted, convertible loan and convertible debt. As the Group incurred loss for the six months ended June 30, 2020 and 2021, these ordinary equivalent shares were anti dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares, options granted, convertible loan issued in November 2017, and convertible debt issued in April 2021 excluded from the calculation of diluted loss per share of the Company were 927,452,261, 37,399,311, 45,527,089 and nil for the six months ended June 30, 2020 and nil, 61,478,317, nil and 28,581,182 for the six months ended June 30, 2021, respectively.

13	TAXATION

(a)	Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b)	Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ Information Technology Co., Ltd. (a limited liability company established under the laws of the PRC on April 10, 2015 and a consolidated affiliated entity of our Company) is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in R&D activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Composition of income tax expense for the periods presented is as follows:

	For the six months ended June 30,
	2020	2021
Deferred income tax expense	–	59,189

14	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2020 and 2021.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The interim report for the six months ended June 30, 2021 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, August 30, 2021

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.